UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE13-A16 OR 15D-16 UNDER

The SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2021

Commission File Number: 001-40010

Pharvaris N.V.

(Translation of registrant’s name into English)

J.H. Oortweg 21

2333 CH Leiden

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PHARVARIS N.V.

Effective December 1, 2021, Martijn Kleijwegt voluntarily resigned as a director of the Board of Directors (“the Board”) of Pharvaris N.V. (the “Company”). Mr. Kleijwegt’s resignation from the Board was not due to any disagreement with the Company.

On December 1, 2021, by a special resolution of the Board, Elisabeth Björk was designated as non-executive director of the Company, expected to be confirmed at the Company’s 2022 annual general meeting of shareholders.

On December 7, 2021, the Company issued a press release related to the forgoing matters. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated December 7, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARVARIS N.V.

Date: December 7, 2021	By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Executive Officer

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